UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549



                                  FORM 11-K


      ( X )    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


                 For the fiscal year ended December 31, 2007

                                     OR

      (  )   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


               For the transition period from ______ to ______



                        Commission file number 1-9788



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN



B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                               LANDAUER, INC.
           ------------------------------------------------------
           (Exact Name of Registrant as Specified in its Charter)



        2 Science Road, Glenwood, Illinois              60425
      ----------------------------------------        ----------
      (Address of Principal Executive Offices)        (Zip Code)



                               (708) 755-7000
            ----------------------------------------------------
            (Registrant's Telephone Number, Including Area Code)

                LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN
                          FINANCIAL STATEMENTS AND
                      REPORT OF INDEPENDENT REGISTERED
                           PUBLIC ACCOUNTING FIRM
                         DECEMBER 31, 2007 AND 2006

                LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN
                       Plan Number 003, EIN 06-1218089

                        INDEX TO FINANCIAL STATEMENTS
                         December 31, 2007 and 2006





Report of Independent Registered Public Accounting Firm . . . . . . .     1


FINANCIAL STATEMENTS

       Statements of Net Assets Available for Benefits
         As of December 31, 2007 and 2006 . . . . . . . . . . . . . .     2

       Statement of Changes in Net Assets Available For Benefits
         For the Year Ended December 31, 2007 . . . . . . . . . . . .     3

       Notes to Financial Statements
         December 31, 2007 and 2006 . . . . . . . . . . . . . . . . .     4


SUPPLEMENTAL SCHEDULE

       Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets
         (Held at End of Year) As of December 31, 2007. . . . . . . .     9

           REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Compensation Committee
Landauer, Inc. 401(k) Retirement Savings Plan
Glenwood, Illinois

We have audited the accompanying statements of net assets available for benefits of the Landauer, Inc. 401(k) Retirement Savings Plan (the "Plan") as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management.

Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2007 financial statements taken as a whole.



                              /s/ Crowe Chizek and Company LLC
                              ----------------------------------------
                              Crowe Chizek and Company LLC



Oak Brook, Illinois
June 20, 2008







                                                                         1.

                LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN
                       Plan Number 003, EIN 06-1218089
               STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                      As of December 31, 2007 and 2006



                                                     2007        2006
                                                  ----------  ----------

ASSETS
  Investments, at fair value
    (Notes 2 & 4) . . . . . . . . . . . . . . .   $8,756,583  $9,111,617
                                                  ----------  ----------

NET ASSETS AVAILABLE FOR BENEFITS . . . . . . .   $8,756,583  $9,111,617
                                                  ==========  ==========



















































 The accompanying notes are an integral part of these financial statements.

                                                                         2.

                LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN
                       Plan Number 003, EIN 06-1218089
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                    For the Year Ended December 31, 2007



ADDITIONS TO NET ASSETS
Investment income (Notes 2 & 4):
    Net depreciation in fair value of investments . . . .     $ (193,684)
    Interest and dividends. . . . . . . . . . . . . . . .        549,574
                                                              ----------

          Total investment income . . . . . . . . . . . .        355,890
                                                              ----------

Contributions:
    Employer. . . . . . . . . . . . . . . . . . . . . . .        114,657
    Participant . . . . . . . . . . . . . . . . . . . . .        694,329
                                                              ----------

          Total contributions . . . . . . . . . . . . . .        808,986
                                                              ----------

    Total Additions . . . . . . . . . . . . . . . . . . .      1,164,876
                                                              ----------

DEDUCTIONS FROM NET ASSETS
Payments to participants. . . . . . . . . . . . . . . . .      1,517,210
Administrative expenses . . . . . . . . . . . . . . . . .          2,700
                                                              ----------

    Total Deductions. . . . . . . . . . . . . . . . . . .      1,519,910
                                                              ----------

NET DECREASE. . . . . . . . . . . . . . . . . . . . . . .       (355,034)

NET ASSETS AVAILABLE FOR BENEFITS,
    Beginning of year . . . . . . . . . . . . . . . . . .      9,111,617
                                                              ----------

    End of year . . . . . . . . . . . . . . . . . . . . .     $8,756,583
                                                              ==========

























 The accompanying notes are an integral part of these financial statements.

                                                                         3.

                LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN
                       Plan Number 003, EIN 06-1218089
                        NOTES TO FINANCIAL STATEMENTS
                         December 31, 2007 and 2006



1.    DESCRIPTION OF THE PLAN

      The following description of the Landauer, Inc. 401(k) Retirement Savings Plan provides general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      GENERAL

      The Plan is a defined contribution salary reduction plan covering all eligible employees of Landauer, Inc. (the "Company") who are not covered by a collective bargaining agreement and who are least 21 years of age and completed six months of service, as defined by the Plan.

      Effective January 1, 2002, the Company amended and restated the Plan by adopting the ADP non-standardized 401(k) profit sharing plan and trust. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

      CONTRIBUTIONS

      Each plan participant may make pretax contributions ranging from $50 to the limits set by the Internal Revenue Service.

      The Company matches $3 for each $1 of the first $50 of participant salary reduction contributions for the plan year, plus $0.20 for each $1 of the next $5,000 of salary reduction contributions for the plan year.

      PARTICIPANT ACCOUNTS

      Each participant's account is credited with the participant's salary reduction contribution, and allocations of (a) the Company's matching contribution and (b) account earnings. Each participant's account is charged with an allocation of administrative expenses paid by the Plan. The participants have the option to invest at their discretion into any group of investments selected by the trustees. Currently these investments include Landauer, Inc. common stock, eight AllianceBernstein Investment Funds, two Oppenheimer Investment Funds, three Morgan Stanley Investment Funds, two Van Kampen Investment Funds, one Calvert Income Fund, and two Davis Investment Funds. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      VESTING

      A participant is 100% vested at all times in his or her account that represents the salary reduction contributions, any rollover amount accepted by the Plan on his or her behalf, the employer match, and actual earnings thereon.

      PARTICIPANT LOANS

      Participants may borrow from $1,000 to $50,000 or fifty percent of their account balance, whichever is less. Any loan is secured by the balance in the participant's account and bears interest at 1% over the prime rate at the time the loan is requested. Loans are required to be repaid in five years or less. Principal and interest are paid ratably through payroll deductions.



                                                                         4.

                LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN
                       Plan Number 003, EIN 06-1218089
                        NOTES TO FINANCIAL STATEMENTS
                         December 31, 2007 and 2006



      PAYMENTS OF BENEFITS

      On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or equal or substantially equal annual installments payable over the participant's life expectancy.

      In-service withdrawals are allowed after a participant has reached 591/2 years of age.


2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING

      The Plan's financial statements are prepared on the accrual basis of accounting under U.S. generally accepted accounting principles.

      INVESTMENT VALUATION AND INCOME RECOGNITION

      Plan assets are stated at fair value, with related gains and/or losses (both realized and unrealized) being reflected as an increase or decrease in net assets available for benefits. Quoted market prices are used to value all investments other than participant loans and money market funds. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Participant loans and money market funds are carried at cost which approximates fair value.

      Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

      USE OF ESTIMATES

      The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to use estimates and assumptions that affect the reported amount of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      RISKS AND UNCERTAINTIES

      The Plan provides for various investment options in mutual funds and stocks. The underlying investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants' individual account balances.

      As of December 31, 2007 and 2006, approximately 16% of the Plan's net assets were invested in Company common stock through the Landauer Stock Fund.






                                                                         5.

                LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN
                       Plan Number 003, EIN 06-1218089
                        NOTES TO FINANCIAL STATEMENTS
                         December 31, 2007 and 2006



      BENEFIT PAYMENTS

      Benefit payments are recorded when paid.

      EFFECT OF NEWLY ISSUED BUT NOT YET EFFECTIVE ACCOUNTING STANDARDS

      In September 2006, the Financial Accounting Standards Board (FASB) issued Statement No. 157, FAIR VALUE MEASUREMENTS. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued Staff Position (FSP) 157-2, EFFECTIVE DATE OF FASB STATEMENT NO. 157. This FSP delays the effective date of FASB Statement No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The impact of adoption of FASB Statement No. 157 on the Plan's net assets available for benefits and changes in net assets available for benefits is not anticipated to be material.

      In February 2007, the FASB issued Statement No. 159, THE FAIR VALUE OPTION FOR FINANCIAL ASSETS AND FINANCIAL LIABILITIES. The standard provides reporting entities with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between reporting entities that choose different measurement attributes for similar types of assets and liabilities. The new standard is effective for the Plan on January 1, 2008. The Plan did not elect the fair value option for any financial assets or financial liabilities as of January 1, 2008.


3.    PARTY-IN-INTEREST TRANSACTIONS

      Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan allows participants to invest their account balances in shares of certain mutual funds managed by Morgan Stanley, the Plan's investment advisor, and a money market fund managed by State Street Bank and Trust, the Trustee of the Plan. The value of these combined investments at December 31, 2007 and 2006 was $1,519,657 and $1,625,682, respectively. ADP provides recordkeeping and other administrative services. Fees paid by the Plan to the trustee and recordkeeper totaled $2,700 for the year ended December 31, 2007.

      The Plan also allows participants to invest their account balances in shares of Landauer, Inc. common stock through the Landauer Stock Fund. The number of shares of Landauer, Inc. common stock held by the Plan at December 31, 2007 and 2006 was 26,295 shares and 27,745 shares, respectively. The value of these shares at December 31, 2007 and 2006 was $1,363,396 and $1,455,780, respectively. Dividends of $55,518 were paid on these shares for the year ended December 31, 2007.




                                                                         6.

                LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN
                       Plan Number 003, EIN 06-1218089
                        NOTES TO FINANCIAL STATEMENTS
                         December 31, 2007 and 2006



      The Plan also allows participants to take loans from their accounts in the Plan. These investments also qualify as party-in-interest and totaled $226,614 and $174,524 at December 31, 2007 and 2006, respectively.


4.    INVESTMENTS

      The following table presents investments, at fair values, which represent 5% or more of the Plan's net assets.

                                                      December 31,
                                                    2007        2006
                                                 ----------   ----------

      COMMON STOCK
      ------------
        Landauer, Inc. Common Stock . . . . . .  $1,363,396   $1,455,780

      MUTUAL FUNDS
      ------------
        Oppenheimer Quest Balanced Fund . . . .     409,808 *    473,933
        Oppenheimer Small & Mid Cap Value Fund.     571,363      550,024
        Morgan Stanley Liquid Asset Fund. . . .     707,132      662,336
        Morgan Stanley Equally Weighted
          S&P 500 Fund. . . . . . . . . . . . .     505,744      677,143
        Van Kampen Comstock Fund. . . . . . . .     430,531 *    487,407
        Van Kampen Growth & Income Fund . . . .     832,622    1,092,031
        Calvert Income Fund . . . . . . . . . .     512,940      431,082 *
        Davis New York Venture Fund . . . . . .     800,078      705,368
        Davis Opportunity Fund. . . . . . . . .   1,162,414    1,516,662
        AllianceBernstein International
          Growth Fund . . . . . . . . . . . . .     659,895      515,545

      * Shown for comparative purposes only. Investment does not represent 5% or more of the Plan's net assets.

      During 2007, the Plan's investments, including those bought, sold, and held during the year, appreciated (depreciated) in net fair value as follows:

                  Mutual funds. . . . . . . . . . . .   $(214,982)
                  Common stock of the plan sponsor. .      21,298
                                                        ---------
                                                        $(193,684)
                                                        =========

      The Plan's investments earned interest and dividend income of $549,574 for the year ended December 31, 2007.














                                                                         7.

                LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN
                       Plan Number 003, EIN 06-1218089
                        NOTES TO FINANCIAL STATEMENTS
                         December 31, 2007 and 2006



5.    INCOME TAX STATUS

      The Plan is relying on a favorable opinion letter dated May 3, 2002 issued to Automatic Data Processing Federal Credit Union, the plan document sponsor. The Plan is not required to file for an individual determination letter in addition to the opinion letter received from the Internal Revenue Service. Although the Plan has been amended since receiving the favorable opinion, the plan administrator believes that the Plan is designed and is being operated in accordance with the applicable requirements of the Internal Revenue Code.


6.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.












































                                                                         8.

                                   LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN
                                          PLAN NUMBER 003, EIN 06-1218089
                                      FORM 5500, SCHEDULE H, PART IV, LINE 4i
                                     SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                              As of December 31, 2007
(a)    (b)                          (c)                                                   (d)          (e)
                                                                                                     CURRENT
       IDENTITY OF ISSUE            DESCRIPTION OF INVESTMENT                            COST**       VALUE
       -----------------            -------------------------                            ------     ----------
                                    COMMON STOCK:
*      Landauer, Inc.               Common stock                                            n/a     $1,363,396

                                    MONEY MARKET FUNDS:
*      State Street Bank & Trust    Short Term Investment Fund                              n/a         60,365

                                    MUTUAL FUNDS:
       AllianceBernstein            2015 Retirement Strategy Fund                           n/a         81,612
       AllianceBernstein            2020 Retirement Strategy Fund                           n/a         48,489
       AllianceBernstein            2025 Retirement Strategy Fund                           n/a            728
       AllianceBernstein            2030 Retirement Strategy Fund                           n/a         34,369
       AllianceBernstein            2035 Retirement Strategy Fund                           n/a          6,614
       AllianceBernstein            2040 Retirement Strategy Fund                           n/a         31,716
       AllianceBernstein            2045 Retirement Strategy Fund                           n/a         63,737
       Oppenheimer Funds            Quest Balanced Fund                                     n/a        409,808
       Oppenheimer Funds            Small & Mid Cap Value Fund                              n/a        571,363
*      Morgan Stanley               Liquid Asset Fund                                       n/a        707,132
*      Morgan Stanley               US Government Securities Fund                           n/a        246,416
*      Morgan Stanley               Equally Weighted S&P 500 Fund                           n/a        505,744
       Van Kampen                   Comstock Fund                                           n/a        430,531
       Van Kampen                   Growth & Income Fund                                    n/a        832,622
       Calvert Funds                Income Fund                                             n/a        512,940
       Davis Funds                  New York Venture Fund                                   n/a        800,078
       Davis Funds                  Opportunity Fund                                        n/a      1,162,414
       AllianceBernstein            International Growth Fund                               n/a        659,895

                                    OTHER:
*      Plan participants            Participant Loans (interest rates
                                      from 5.00% to 9.25%)                                   -         226,614
                                                                                                    ----------

                                    Total assets held for investment                                $8,756,583
                                                                                                    ==========

 *     Represents a party-in-interest.

 **    All investments are participant or beneficiary directed with respect to assets allocated to individual participant accounts and therefore cost presentation is not required.
                                                                                                               .9

                                 SIGNATURES


THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    LANDAUER, INC. 401(K) RETIREMENT
                                    SAVINGS PLAN



Date  June 24, 2008                 By    /s/ Jonathon M. Singer
                                          ------------------------------
                                          Jonathon M. Singer
                                          Senior Vice President, Finance,
                                          Secretary, Treasurer, and
                                          Chief Financial Officer
                                          (Principal Financial
                                          and Accounting Officer)
















































                                                                        10.